Big Cypress Acquisition Corp.

300 W. 41st Street, Suite 202

Miami Beach, FL 33140

September 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, DC 20549

Attention:	Jane Park
Christopher Edwards

RE:	Big Cypress Acquisition Corp.
Registration Statement on Form S-4
File No. 333-258869

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Big Cypress Acquisition Corp. (the “Registrant”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on Tuesday September 21, 2021, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Ilan Katz and Brian Lee of Dentons US LLP, outside counsel to the Registrant, to orally modify or withdraw this request for acceleration.

Please contact Ilan Katz (at 212-632-5556) or Brian Lee (at 212-768 6926) as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Samuel J. Reich
Samuel J. Reich
Chief Executive Officer